

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

20 May 2002

02 MAY 23 AM 10: 1'

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



02034318

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 May 2002, the Company filed with the Register of Companies House forms 88(2).

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

PROCESSED

JUN 0 6 2002

THOMSON
FINANCIAL

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748



Company Secretary

Return of Allotment of Shares

88(2)

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 742748

Company Name in full | MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 0	0 5	2 0 0 2			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	24,123		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.24		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited **Address** Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England UK postcode M14 7QU	**Class of shares allotted** £0.10 ORDINARY	**Number allotted** 24,123
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**
Name **Address** UK postcode	**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form | 0

Signed _Gregory Mar_   **Date** 20/5/2002 .

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,	
Parkway Business Centre , 300 Princess Road,	
Manchester,	Tel 0161 232 6586
DX number	DX exchange

Blueprint
2000
Company Secretary



Return of Allotment of Shares

88(2)

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 742748

Company Name in full | MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 0	0 5	2 0 0 2			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,045		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.24		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	

Name	Class of shares allotted	Number allotted
Airtours Quest Trustee Limited	£0.10 ORDINARY	3,045

Address
Parkway One,, Parkway Business Centre,
300 Princess Road, Manchester, England

UK postcode | M14 7QU

Name	Class of shares allotted	Number allotted

Address

UK postcode |

Name	Class of shares allotted	Number allotted

Address

UK postcode |

Name	Class of shares allotted	Number allotted

Address

UK postcode |

Please enter the number of continuation sheets (if any) attached to this form | 0

Signed _(signature)_   Date _20/3/2002_

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester,   Tel 0161 232 6586
DX number   DX exchange